The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0866)

ANNOUNCEMENT

The Company has been informed by Distacom HK and Townhill that they, among others, entered into the First Agreement and the Second Agreement with PCCW respectively on 13th June 2005. Pursuant to the First Agreement, PCCW conditionally agreed to buy and Distacom HK conditionally agreed to sell 1,380,000,000 Shares, representing approximately 46.15 per cent. of the issued share capital of the Company, for a consideration of HK$897,000,000. Pursuant to the Second Agreement, PCCW conditionally agreed to buy and Townhill conditionally agreed to sell 410,134,000 Shares, representing approximately 13.72 per cent. of the issued share capital of the Company, for a consideration of HK$266,587,100.

Subject to completion of the First Agreement having occurred, PCCW will be required to make a mandatory cash offer for all the Shares not already owned or agreed to be acquired by PCCW and parties acting in concert with it under Rule 26.1 of the Takeovers Code and an offer document will be sent to the shareholders of the Company setting out, inter alia, the terms and conditions of the offer in accordance with the Takeovers Code. Further details in relation to the offer are set out in the announcement issued by PCCW dated 13th June 2005. The Company will despatch to its shareholders the offeree document containing, among other things, the advice from the independent board committee of the Company and the independent financial adviser to the independent board committee of the Company in respect of such offer within 14 days after the posting of the offer document in accordance with the Takeovers Code. Shareholders of and potential investors in the Company are advised to exercise extreme caution when dealing in the securities of the Company.

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 9:30 a.m. on 13th June 2005 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 14th June 2005.

SALE AND PURCHASE OF SHARES

The Board announces that the Company has been informed by Distacom HK and Townhill that they, among others, entered into the First Agreement and the Second Agreement with PCCW respectively on 13th June 2005.

Pursuant to the First Agreement, PCCW conditionally agreed to buy and Distacom HK conditionally agreed to sell 1,380,000,000 Shares, representing approximately 46.15 per cent. of the issued share capital of the Company, for a consideration of HK$897,000,000. Pursuant to the Second Agreement, PCCW conditionally agreed to buy and Townhill conditionally agreed to sell 410,134,000 Shares, representing approximately 13.72 per cent. of the issued share capital of the Company, for a consideration of HK$266,587,100.

Subject to completion of the First Agreement having occurred, PCCW will be required to make a mandatory cash offer for all the Shares not already owned or agreed to be acquired by PCCW and parties acting in concert with it under Rule 26.1 of the Takeovers Code and an offer document will be sent to the shareholders of the Company setting out, inter alia, the terms and conditions of the offer in accordance with the Takeovers Code. Further details in relation to the offer are set out in the announcement issued by PCCW dated 13th June 2005. Pursuant to the Takeovers Code, the Company will have to appoint an independent financial adviser to advise the independent board committee of the Company to be established to advise the independent shareholders of the Company in respect of the offer. The Company will despatch to its shareholders the offeree document containing, among other things, the advice from the independent board committee of the Company and the independent financial adviser to the independent board committee of the Company in respect of such offer within 14 days after the posting of the offer document in accordance with the Takeovers Code. Further announcement(s) will be made by the Company as and when appropriate.

Shareholders of and potential investors in the Company are advised to exercise extreme caution when dealing in the securities of the Company.

SUSPENSION AND RESUMPTION OF TRADING IN SHARES

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 9:30 a.m. on 13th June 2005 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 14th June 2005.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Board"	the board of directors of the Company

"Company"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and on NASDAQ National Market in the United States of America

"Distacom HK"	Distacom Hong Kong Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company

"First Agreement"	the conditional sale and purchase agreement between Distacom HK, Distacom Communications Limited and PCCW in relation to the sale and purchase of 1,380,000,000 Shares

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"PCCW"	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange

"Second Agreement"	the conditional sale and purchase agreement between Townhill, USI Holdings Limited and PCCW in relation to the sale and purchase of 410,134,000 Shares

"Shares"	ordinary shares of HK$0.10 each in the issued share capital of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers

"Townhill"	Townhill Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability and a substantial shareholder of the Company

By order of the Board
SUNDAY COMMUNICATIONS LIMITED
Raymond Wai Man Mak
Company Secretary

Hong Kong, 13th June 2005

As at the date of this announcement, the Board comprises:

Executive Directors:	Non-executive Directors:
Richard John Siemens, Co-Chairman	Kenneth Michael Katz
Edward Wai Sun Cheng, Co-Chairman	Hongqing Zheng
William Bruce Hicks, Group Managing Director
Kuldeep Saran	Independent Non-executive Directors:
Andrew Chun Keung Leung	John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

The directors of the Company (except Mr. Henry Michael Pearson Miles who is currently not in Hong Kong and is not contactable) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.